FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission file number: I - 10230

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Half-year report of Benetton Group S.p.A. as of June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

_________

(Registrant)

By:/s/ Luciano Benetton

______________________

Luciano Benetton

Chairman

Dated: September 24, 2004

Benetton Group

2004 half-year report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share capital: euro 236,026,454.30 fully paid-in

Tax ID/Treviso Company register: 00193320264
Index		THE BENETTON GROUP
	3	Directors and other officers
	4	Financial highlights

	5	Directors' report
Economic results
Capital expenditures
Supplementary information
- Distribution of dividends
- Financial management
	6	- Treasury shares
- Relations with the Parent Company and its subsidiaries
	7	- Directors
- Principal organizational and corporate changes
	8	- Significant events after June 30, 2004
- Outlook for the full year
	9	Group results
- Consolidated statement of income
	12	- Financial situation - highlights

	15	Consolidated financial statements
	16	Balance sheet - Assets
	18	Balance sheet - Liabilities and Shareholders' equity and Memorandum account
	20	Statements of income
	22	Statements of changes in Shareholders' equity
	23	Statements of changes in minority interests
	24	Statements of cash flow

	26	Notes to the consolidated financial statements
Activities of the Group
Form and content of the consolidated financial statements
	27	Principles of consolidation
	28	Accounting policies
	31	Supplementary information
	33	Comments on the principal asset items
	40	Comments on the principal liability and equity items
	46	Memorandum accounts
	47	Comments on the principal statement of income items

	55	Appendices

	62	Independent Auditors' report
Directors and other officers	Board of Directors

	Luciano Benetton	Chairman
	Carlo Benetton	Deputy Chairman
	Silvano Cassano	Managing Director
	Giuliana Benetton	Directors
Gilberto Benetton
Alessandro Benetton
Reginald Bartholomew
Luigi Arturo Bianchi
Sergio De Simoi
Gianni Mion
Ulrich Weiss

	Pierluigi Bortolussi	Secretary to the Board

Board of Statutory auditors
	Angelo Casò	Chairman

	Filippo Duodo	Auditors
Dino Sesani

	Antonio Cortellazzo	Alternate auditors
Marco Leotta

Independent auditors
Deloitte & Touche S.p.A.

Financial highlights		1st half		1st half				Year
	Key operating data (millions of euro)	2004	%	2003	%	Change	%	2003	%
	Revenues	853	100.0	969	100.0	(116)	(12.0)	1,859	100.0
	Cost of sales	480	56.3	554	57.2	(74)	(13.3)	1,049	56.4
	Gross operating income	373	43.7	415	42.8	(42)	(10.3)	810	43.6
	Income from operations	111	13.0	130	13.4	(19)	(14.4)	232	12.5
	Net income	67	7.8	50	5.2	17	32.0	108	5.8

Key financial data (millions of euro)	06.30.2004	12.31.2003	06.30.2003
Working capital	782	729	777
Assets due to be sold	-	8	9
Net capital employed	1,746	1,655	1,703
Net financial position	567	468	571
Shareholders' equity	1,175	1,174	1,117
Self-financing	144	327	157
Capital expenditures in tangible and intangible fixed assets	43	151	91

Share and market data	06.30.2004	12.31.2003	06.30.2003
Shareholders' equity per share (euro)	6.47	6.47	6.16
Period end share price (euro)	9.40	9.11	9.04
Screen-based market: high (euro)	10.18	11.30	9.59
Screen-based market: low (euro)	8.33	5.90	5.90
Market capitalization (thousands of euro)	1,706,653	1,654,001	1,641,292
Average no. of shares outstanding (1)	181,558,811	181,558,811	181,341,018
Number of shares outstanding	181,558,811	181,558,811	181,558,811

(1) Net of treasury shares held during the period.

Employees	06.30.2004	12.31.2003	06.30.2003
Total number	7,034	6,949	6,833

  Directors' report Economic results

  Consolidated revenues for the first half of 2004 were 853 million euro, compared with 969 million euro in the comparative period of 2003. This decrease was largely due to the sale of sports equipment business, sold during the first half of 2003, and the continued adverse effect on sales of exchange-rate movements. Adjusting for these effects, net revenues totaled 850 million euro, compared with 868 million euro in the first half of 2003, down 2.2%. Casual revenues fell slightly (-3.1%) due, in general, to the particularly cautious economic climate.

  Gross operating income was 373 million euro versus 415 million euro in the comparative period of 2003. Income from operations, 111 million euro, was 13% of revenues (13.4% in the first half of 2003).

  Ordinary income (being income from operations plus net financial charges and the net effect of currency management) was 100 million euro, representing 11.7% of revenues compared to 12.6% in the first half of 2003.

  Net income was 67 million euro, or 7.8% of revenues, compared with 50 million euro in the first half of 2003, due to a marked reduction in both financial and non-recurring charges.

  Self-financing amounts to 144 million euro compares with 157 million euro in the first half of 2003; however the free cash flow, before dividends and the non-recurring effect of selling the sports equipment business and paying the related substitute tax, improved considerably.

  Shareholders' equity as of June 30, 2004 amounted to 1,175 million euro.

  Net financial position amounts to 567 million euro (compared with 571 and 468 million euro, respectively, as of June 30 and December 31, 2003); the increase with respect to December 31, 2003, was mainly due to the payment of substitute tax associated with the business reorganization carried out at the end of 2003, and to normal business fluctuations.

  Capital expenditures

  During the first half of 2004 the Group invested about 43 million euro in fixed assets, compared with 91 million in the same period of 2003. Most investments went into the retail network; the Group spent about 23 million euro on the purchase, modernization and upgrading of buildings that will house stores. Production investments came to 16 million euro and mainly concerned Italian manufacturing companies.

Supplementary information

Distribution of dividends. The Shareholders of Benetton Group S.p.A. voted on May 12, 2004 to distribute a dividend of 0.38 euro per share, for a total of 69 million euro.

Financial management. The Group has also paid a great deal of attention to financial risk management by constantly monitoring its exposures and managing them by means of derivatives.

The exposure to exchange risk is very slight and concentrated on the US dollar, the Japanese yen, the British pound and the Swiss franc; this exposure has been essentially neutralized at period end as a result of outright, currency swap and ("zero cost") collar transactions:

	Currency to sell		Currency to buy
(in millions)	Currency	Euro	Currency	Euro
U.S. Dollar	135	114	98	80
Japanese Yen	49.613	379	33.300	252
British Pound	44	65	1	2
Swiss Franc	74	48	31	20

During the first half of 2004, the Group did not use any derivatives that involved collecting or paying premiums.

Under the Group's guidelines, its exposure to exchange risk is split into:

- exposure to economic exchange risk: represented by the sum of monetary flows (receipts and payments in the same currency are netted) in all currencies other than the "functional currency". Risk exposure arises as soon as the price lists of collections are defined (each year being divided into two main collections), which takes place approximately 15 months prior to the time when such amounts will actually be collected: the prices in foreign currency applied to the budget volumes for each item are converted at an exchange rate (known as the "target rate") to calculate a budgeted result that the hedging policy has to ensure;

- exposure to exchange translation risk - on the net investment made by Benetton Group S.p.A. in foreign Group companies. Each variation in the exchange rate generates a new value for the net amount that the Parent Company has invested in Group companies located outside of the euro-zone. The "translation differences" that arise in such cases represent gains or losses that have a cash impact when there is a distribution of dividends or if the foreign subsidiary is liquidated or sold off; these differences do not flow into the statement of income, but are a direct adjustment to Group Shareholders' equity.

In the same way as the exposure to exchange risk, exposure to interest risk is also monitored on an ongoing basis and managed by way of derivatives. At the end of the first half 2004, the risk exposure on the liabilities side (essentially a floating-rate bond loan with maturity 2005 for 300 million euro and a floating-rate syndicated loan with maturity 2007 for 500 million euro) is partially hedged by interest rate swaps for a notional value of 340 million euro taken out mostly in previous years.

In July 2003, the Parent Company's Board of Directors approved a policy of investing surplus cash in order to limit and manage issuer credit risk (i.e. the risk of issuers failing to comply with their obligations). This policy permits investment in bank deposits, bonds (at fixed and floating rates) with a duration of less than three years, as well as in short-term bond or monetary funds. These instruments have to have an issuer rating of not less than "A-" from S&P or Fitch or "A3" from Moody's. Moreover, in order to avoid an excessive concentration of risk in a single issuer in the case of issuers with a rating of less than "AA" (or equivalent), the maximum amount that can be invested must not exceed 10% of the Group's total investment of liquid funds up to a maximum of 20 million euro.

Treasury shares. During the period, Benetton Group S.p.A. neither bought nor sold any treasury shares, shares or quotas in parent companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

Relations with the Parent Company and its subsidiaries. The Benetton Group had limited trading dealings with Edizione Holding S.p.A. (the Parent Company), with its subsidiaries and with other parties which, directly or indirectly, are linked by common interests with the majority Shareholder. Trading relations with such parties are conducted on an arm's-length basis. These transactions relate primarily to purchases of tax credits and services.

The relevant totals appear below:
(thousands of euro)	06.30.2004	06.30.2003
Accounts receivable	392	1,241
Accounts payable	26,532	3,917
Purchases of raw materials	2,464	2,469
Other costs and services	7,426	7,496
Sales of products	17	75
Revenue from services and other income	341	308

The Group has undertaken some transactions with companies directly or indirectly controlled, or in any case under the influence of managers serving within the Group. The Company's management believes that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the Group's total production value. No Director, Manager, or Shareholder is a debtor of the Group.

Directors. The Company's directors as of June 30, 2004 are as follows:
Name and Surname	Date of birth	Appointed	Position
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Managing Director
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Alessandro Benetton	03.02.1964	1998	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Sergio De Simoi	05.23.1945	2003	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton are brothers; Giuliana Benetton is their sister; Alessandro Benetton is Luciano Benetton's son.

Principal organizational and corporate changes. The branches of Bencom S.r.l. in Spain, France and Great Britain became operational in January 2004 and, in June, a branch was formed in Belgium (which became operational on August 1). Via these local organizations, Bencom S.r.l. now directly manages in the above Nations a number of Benetton stores that were previously attached to Benetton Retail Spain S.L., Benetton Retail France S.A.S. and Benetton Retail (1988) Ltd.

Benetton Group S.p.A., throw the subsidiary Benfin S.p.A., has acquired the 15% minority interest in Olimpias S.p.A. for 15 million euro, payable in two instalments of 7.5 million euro each by, respectively, June 30, 2004, and June 30, 2005. This manufacturing and services company is active in the textiles and clothing field, mainly for the Benetton Group, throw many factories located in Italy. The absorption of Olimpias S.p.A. by Benfin S.p.A. has also been approved as part of, and consistent with, the more general reorganization of the Group carried out, for the most part, in 2003.

New Ben GmbH, the German subsidiary, has signed a contract for the purchase of the entire interest in Mari Textilhandels GmbH, which owns around 30 stores that sell Group-branded products in Bavaria, Hesse, Rhineland-Palatinate and Saarland. This purchase, approved by the Board of Directors of Benetton Group S.p.A. and the German antitrust authority, took effect on July 1, 2004, at a price of 4 million euro. Independent experts carried out "due diligence" work in relation to this purchase and released a fairness report on the consideration agreed between the parties.

The corporate reorganization in Spain and Portugal has been completed with the transfer of the holding in Benetton Textil Spain S.L. from Benetton International N.V. S.A. to Benetton Realty Spain S.L.

Benetton Realty Spain S.L. has sold its interest in Benetton Realty Portugal Imobiliaria S.A. to Benetton Real Estate International S.A.

Benetton Textil Spain S.L. has sold its interest in Benetton Textil Confeccao de Texteis S.A. to Benetton Manufacturing Holding N.V.

Benetton Retail International S.A. has transferred its holding in Benetton Asia Pacific Ltd. to Benetton International N.V. S.A.

Benetton Retail France S.A.S. has sold its entire interest in L'Apollinaire S.n.c., the owner of a retail business, to third parties.

Significant events after June 30, 2004. As part of the process of simplifying the corporate structure, the deeds for the absorption of Mari GmbH by New Ben GmbH with effect from July 1, 2004, and of I.M.I. S.r.l. by Bencom S.r.l. with effect from September 1, 2004, were both signed at the end of July.

At a meeting held on July 15, the Board of Directors of Benetton Group S.p.A. approved a stock option plan for the Group's top managers which will be presented to the Extraordinary Stockholders' Meeting called for September 9, 2004. As part of this operation, the Extraordinary Meeting will be asked to grant the Board of Directors powers to authorize a capital increase, to service the stock option plan, reserved to managers to be identified by the Board from among those that perform strategic functions within Benetton Group S.p.A. and other Group companies. The allocation of up to five million options to acquire five million newly-issued shares in Benetton Group, representing 2.75% of capital, is envisaged: 50% exercisable two years after the allotment date and 50% four years after. The options will be exercisable on achievement of the cumulative value creation objectives set out in the 2004-2007 Guidelines, which were presented to financial markets in December 2003.

Outlook for the full year. Based on the latest available information, the Group confirms consolidated net income for 2004 to fall in the range between 125 and 130 million euro. Revenues of casual, representing about 90% of the total, are expected to slightly decrease by 1 or 2%.

Consolidated revenues for 2004, influenced by the disposal of the sports equipment business in the prior year, should total about 1,750 million euro given continuing caution in the marketplace. Self-financing for 2004 is expected to be in line with that for 2003, as is the level of financial position despite payment of the substitute tax on the corporate reorganization.

Investment, focused mainly on development of the store network, is expected to total around 100 million euro.

 Group results

Consolidated statement of income. The highlights of the Group's statement of income are presented below, together with those for the same period of last year. They are based on the reclassified statement of income adopted for internal reporting purposes.

	1st half		1st half
(millions of euro)	2004	%	2003	%	Change	%
Revenues	853	100.0	969	100.0	(116)	(12.0)
Cost of sales	(480)	(56.3)	(554)	(57.2)	74	(13.3)
Gross operating income	373	43.7	415	42.8	(42)	(10.2)
Variable selling costs	(53)	(6.2)	(58)	(5.9)	5	(8.1)
Contribution margin	320	37.5	357	36.9	(37)	(10.6)
General and administrative expenses	(209)	(24.5)	(227)	(23.5)	18	(8.4)
Income from operations	111	13.0	130	13.4	(19)	(14.4)
Foreign currency gain, net	1	0.1	10	1.0	(9)	(88.8)
Financial charges, net	(12)	(1.4)	(17)	(1.8)	5	(31.9)
Ordinary income	100	11.7	122	12.6	(22)	(18.0)
Other and non recurring expenses	(11)	(1.3)	(27)	(2.8)	16	(57.9)
Income before taxes	89	10.4	95	9.8	(6)	(6.6)
Income taxes	(23)	(2.7)	(44)	(4.5)	21	(47.9)
Minority interests loss/(income)	1	0.1	(1)	(0.1)	2	n.s
Net income	67	7.8	50	5.2	17	32.0

Net revenues in the first half of 2004 totaled 853 million euro, down 12% from 969 million euro in the comparative period of 2003. Comparison is influenced by the following factors: sale of the sports equipment business in the first half of 2003 and the continuing adverse effect of fluctuations in the leading currencies. The decrease in sales attributable to the business sold amounts to about 89 million, while the effect of exchange-rate movement on consolidated net sales for the period was around 9 million euro.

Casual sales decreased by 3.1%, including an adverse exchange effect of 1.1%. Although the number of garments sold increased by 2.7%, net revenues were penalized by a temporary "collection" effect, due to a structural change in the delivery of collections.

The net decrease in the revenues of the sports sector, 85 million euro, mainly derives from the disposal of the sports equipment business, as partially offset by the improved performance of sportswear, which rose by 4 million euro.

Manufacturing was penalized by market conditions, with revenues down by more than 7 million euro (-11.5%).

The consolidated cost of sales has fallen both in absolute terms, by 74 million euro due above all to the absence of costs relating to the business sold, and as a percentage of net revenues, to 56.3% from 57.2% in the first half of 2003. This performance is essentially explained by increased production efficiency.

Gross operating income amounted to 373 million euro, or 43.7% of net sales, compared with 42.8% in the first half of 2003. The decrease in absolute terms by 42 million euro is attributable to the disposal of the sports equipment business, for more than 32 million euro, and to a reduction in the casual sector, about 8 million. The latter effect was mostly caused by adverse exchange-rate effects which penalized the casual gross operating income by about 6 million euro.

The "other sectors" have declined both in absolute terms and as a percentage of sales.

Variable selling costs totaled 53 million euro or 6.2% of revenues, compared with 5.9% in 2003. They have decreased in absolute terms by 5 million euro, mostly due to the absence of costs relating to the business sold.

General and administrative expenses and overheads amounted to 209 million euro compared with 227 million in the first six months of 2003, down 18 million euro or 8.4%, with an increase in term of percentage on revenues from 23.5% to 24.5%. The decrease in absolute terms included about 27 million euro related to the business sold. Costs relating to the casual sector have increased by 10 million euro due to the action taken with regard to the commercial network. In particular, the number of directly-operated stores has increased versus the comparative period, with an impact on payroll costs, general expenses and operating costs.

Consolidated income from operations was 111 million compared with 130 million in the first half of 2003. The absolute change of 19 million euro was mostly attributable to the casual sector, while the adverse exchange-rate effect exceeded 3 million euro. The incidence on net revenues has eased from 13.4% to 13%.

The results from foreign exchange management, was 1 million euro compared with 10 million in the comparative period, due to the slight recovery of exchange rates during the period. Net financial charges of 12 million euro, or 1.4% of net revenues, were down 5 million euro mainly due to a reduction in average financial position and a slight decrease in the cost of funds.

The ordinary income, representing 11.7% of net sales, decreased from 122 to 100 million euro.

Other and non recurring expenses, for 11 million euro, mainly due to the writedown of certain commercial assets to their current value, were significantly lower than in the comparative period of 2003, 27 million euro, when they included the tax amnesty for the Italian companies.

Net income for the period was 67 million euro, compared with 50 million euro in the first half of 2003, representing 7.8% of net revenues as against 5.2%.

Revenues by geographical area are as follows:
	1st half		1st half
(millions of euro)	2004	%	2003	%	Change	%
Europe	732	85.8	794	81.9	(62)	(7.9)
The Americas	37	4.4	74	7.6	(37)	(49.6)
Asia	81	9.5	96	10.0	(15)	(16.3)
Other areas	3	0.3	5	0.5	(2)	(31.6)
Total	853	100.0	969	100.0	(116)	(12.0)

Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by company management, and to supply accurate and relevant information about company performance to financial investors.

The business sectors are as follows:

- the casual sector, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates figures for the retail business, as well as complementary products, such as accessories and footwear;

- the sportswear and equipment sector, with the Playlife and Killer Loop brands; includes sales of equipment produced for third parties by a manufacturing company within the Group. The 2003 comparative amounts include the sales of sports equipment branded Nordica, Rollerblade and Prince;

- the manufacturing and others sector, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.

    Results of the Casual sector
	1st half		1st half
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	759	100.0	783	100.0	(24)	(3.1)
Cost of sales	(405)	(53.4)	(421)	(53.8)	16	3.6
Gross operating income	354	46.6	362	46.2	(8)	(2.5)
Selling, general and administrative expenses	(247)	(32.5)	(237)	(30.2)	(10)	(4.0)
Income from operations	107	14.1	125	16.0	(18)	(14.7)

Net revenues totaled 759 million, compared with 783 million euro in the first half of 2003, down 3.1%. Negative exchange-rate effects impacted casual revenues for about 9 million euro. The sales volumes sold increased by 2.7%, but net sales were penalized by both a structural change in the calendar for the delivery of collections.

The cost of sales fell by 16 million, or 3.6%, with respect to the comparative period and improved as a percentage of net revenues from 53.8% to 53.4% as a result of further rationalization in the production process. Gross operating income was 354 million euro or 46.6% of net revenues, compared with 46.2% in the comparative period of 2003, despite an adverse exchange-rate effect of 6 million euro.

The increase in general and operating expenses was due to the effect of action taken to develop the retail network.

Income from operations, 107 million euro, represents 14,1% of net revenues.

    Results of the Sportswear and equipment sector
	1st half		1st half
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	35	100.0	120	100.0	(85)	(70.6)
Cost of sales	(25)	(71.2)	(80)	(66.7)	55	68.7
Gross operating income	10	28.8	40	33.3	(30)	(74.6)
Selling, general and administrative expenses	(8)	(23.1)	(38)	(31.8)	30	78.7
Income from operations	2	5.7	2	1.5	(0)	(13.1)

The first half 2003 figures for the sports sector included equipment sales. The decrease in revenues for the period due to the disposal of that business was about 89 million euro, while the sales of sports apparels totaled 23 million euro. The cost of sales decreased by 55 million euro, entirely due to the business sold.

Income from operations benefited from the absence of depreciation and other selling, general expenses and operating costs associated with the business sold. The income from operations generated by the clothing segment has improved from 7.3% to 11% of net revenues.

    Results of the Manufacturing and others sector
	1st half		1st half
(millions of euro)	2004	%	2003	%	Change	%
Sector total revenues	59	100.0	66	100.0	(7)	(11.5)
Cost of sales	(50)	(84.0)	(54)	(80.1)	4	7.2
Gross operating income	9	16.0	12	19.9	(3)	(28.5)
Selling, general and administrative expenses	(7)	(12.4)	(9)	(16.0)	2	30.8
Income from operations	2	3.6	3	3.9	(1)	(19.3)

The sales of the manufacturing sector to third parties declined from 66 million to 59 million euro, down 11.5%. This was due to a contraction in the fabrics and yarns market. Gross operating income was 16% of total revenues, compared with 19.9%. Income from operations was in line with the same period of last year.

Financial situation - highlights. The Group's financial position is summarized below on a comparative basis with the situation at the end of 2003:
(millions of euro)	06.30.2004	12.31.2003	Change	06.30.2003
Working capital	782	729	53	777
Asset due to be sold	-	8	(8)	9
Total capital employed	1,746	1,655	91	1,703
Net financial position	567	468	99	571
Shareholders' equity	1,175	1,174	1	1,117
Minority interests	5	13	(8)	15

Working capital has increased by 5 million euro since June 30, 2003. In particular, the reduction in trade receivables has been more than offset by an increase in amounts due to the tax credit and the decrease in other payables.

Total capital employed has risen by 91 million euro since December 31, 2003 for the following reasons:

- increase in working capital by 53 million euro as a result of normal business ciclicity;

- additions to tangible and intangible fixed assets totalling 43 million euro;

- disposals, mainly of tangible fixed assets, amounting to 21 million euro;

- depreciation and amortization of 49 million euro;

- decrease in financial fixed assets of 29 million euro;

- other changes of 3 million euro.

The net financing position of 567 million euro has risen by 99 million euro since December 31, 2003, due to both payment of substitute tax related to the company reorganization and normal business ciclicity. The breakdown is as follows:
(millions of euro)	06.30.2004	12.31.2003	Change	06.30.2003
Current financial assets:
- Italian government securities and monetary and bond funds	27	27	-	27
- bank deposits	100	207	(107)	156
- cash and ordinary current accounts	114	118	(4)	116
- other short-term financial receivables	13	17	(4)	11
Total current financial assets	254	369	(115)	310

Medium-term financial receivables	33	31	2	34
Total financial assets	287	400	(113)	344

Current financial liabilities:
- short-term financial payables	(25)	(35)	10	(32)
- current portion of medium-term debt	(1)	(2)	1	(53)
- current portion of amounts due to leasing companies	(6)	(5)	(1)	(5)
Total current financial liabilities	(32)	(42)	10	(89)

Medium-term financial payables:
- bond loan	(300)	(300)	-	(300)
- syndicated loan	(500)	(500)	-	(500)
- other medium-term loans	(1)	(4)	3	(3)
- due to leasing companies	(21)	(22)	1	(23)
Total medium-term financial payables	(822)	(826)	4	(826)
Total financial liabilities	(854)	(868)	14	(915)
Net financial position	(567)	(468)	(99)	(571)

Net short-term financial position	222	327	(105)	221
Net medium-term financial position	(789)	(795)	6	(792)
Net financial position	(567)	(468)	(99)	(571)

The bond loan of 300 million euro, with maturity July 2005, provides for limitations on the granting of real guarantees for new loans; it does not provide for compliance with any financial index ("financial covenants").

The syndicated loan of 500 million euro, with maturity July 2007, provides for compliance with two financial indices that have to be calculated every six months on the consolidated figures, namely:

- minimum ratio between E.B.I.T.D. (earnings before interest, tax and depreciation) and net financial charges of 2.5 times;

- minimum ratio between the net financial position and Shareholders' equity of 1.

Moreover, there are limits on large disposals of assets and on the granting of real guarantees for new loans.

Given the excellent cash flow generated, management believes that the repayment of these loans will not affect the Group's ability to make the capital expenditure envisaged in the 2004-2007 Guidelines.

Cash flows during the half-year are summarized below with comparative figures for the same period of last year:
	1st half	1st half
(millions of euro)	2004	2003
Self-financing	144	157
Change in working capital	(53)	(22)
Payment of taxes	(11)	(40)
Net operating assets	(29)	(79)
Change in financial fixed assets	(17)	-
Free cash flow	34	16
Payment of dividends	(69)	(64)
Payment of substitute tax	(98)	-
Net sports equipment disposal	35	82
Net financial (deficit)/surplus	(98)	34

The self-financing generated by the Group as of June 30, 2004 amounted to 144 million euro, compared with 157 million euro in the first half of 2003.

Payment of the substitute tax associated with the company reorganization has had a significant effect.

The cash flow from the disposal of the sports equipment business was related to the collection of a guarantee deposit and the sale of real estate by a US subsidiary.

Further economic and financial information is provided in the financial statements and explanatory notes.

Consolidated financial statements

Balance sheet - Assets					06.30.2004	12.31.2003	06.30.2003
(thousands of euro)	A			Due from Shareholders for unpaid capital	-	-	-

	B			Fixed assets

		I		Intangible fixed assets
			1	start-up and expansion expenses	5,283	7,361	8,362
			3	industrial patents and
				intellectual property rights	1,316	1,491	1,633
			4	concessions, licenses, trademarks and similar rights	25,267	26,734	25,732
			5	goodwill and consolidation differences	82,729	90,078	95,330
			6	assets under construction and advance payments	851	206	7,661
			7	other intangible fixed assets	94,001	105,155	100,670
				Total intangible fixed assets	209,447	231,025	239,388

		II		Tangible fixed assets
			1	real estate	546,175	540,099	531,112
			2	plant and machinery	89,465	87,343	98,307
			3	industrial and commercial equipment	1,269	1,206	1,633
			4	other assets	66,957	68,173	72,420
			5	assets under construction and advances to suppliers	9,510	17,019	14,931
				Total tangible fixed assets	713,376	713,840	718,403

		III		Financial fixed assets
			1	equity investments in:
				a. subsidiary companies	877	3,549	1
				b. associated companies	5	5	5
				d. other companies	16,998	16,960	16,959
				Total equity investments	17,880	20,514	16,965

			2	accounts receivable due from:
				d. third parties:
				- within 12 months	9,960	34,742	33,491
				- beyond 12 months	50,332	46,447	48,635
				Total accounts receivable due from third parties	60,292	81,189	82,126

			3	other securities	-	9	10
				Total financial fixed assets	78,172	101,712	99,101
				Total fixed assets	1,000,995	1,046,577	1,056,892

				06.30.2004	12.31.2003	06.30.2003
C			Current assets

	I		Inventories
		1	raw materials, other materials and consumables	121,018	101,734	123,808
		2	work in progress and semi-manufactured products	36,498	53,147	49,964
		4	finished goods and goods for resale	95,460	78,422	83,308
		5	advance payments to suppliers	360	433	464
			Total inventories	253,336	233,736	257,544

	II		Accounts receivable
		1	trade receivables:
			- within 12 months	768,830	752,153	825,800
			- beyond 12 months	3,368	3,581	3,096
			Total trade receivables	772,198	755,734	828,896

		2	subsidiary companies	-	101	44
		3	associated companies	359	364	364
		4	parent company	58	447	141

		4 bis	tax receivables:
			- within 12 months	60,220	26,004	28,613
			- beyond 12 months	3,490	2,479	2,071
			Total tax receivables	63,710	28,483	30,684

		4 ter	deferred tax assets	207,838	202,250	58,824

		5	other receivables:
			- within 12 months	33,560	41,061	55,897
			- beyond 12 months	1,665	2,602	3,394
			Total other receivables	35,225	43,663	59,291

		6	assets due to be sold	-	8,088	9,315
			Total accounts receivable	1,079,388	1,039,130	987,559

	III		Financial assets not held as fixed assets
		6	other securities	27,583	27,289	26,996
		7	other financial receivables	16	34	44,571
		8	differentials on forward transactions
			within 12 months	3,646	10,000	5,755
			Total financial assets
			not held as fixed assets	31,245	37,323	77,322

	IV		Liquid funds
		1	bank and post office deposits	152,845	265,024	175,611
		2	checks	60,144	59,503	51,696
		3	cash in hand	349	308	313
			Total liquid funds	213,338	324,835	227,620
			Total current assets	1,577,307	1,635,024	1,550,045

D			Accrued income and prepaid expenses	18,877	15,842	26,629

TOTAL ASSETS				2,597,179	2,697,443	2,633,566

Balance sheet - Liabilities and					06.30.2004	12.31.2003	06.30.2003
Shareholders' equity	A			Shareholders' equity
(thousands of euro)
		I		Share capital	236,026	236,026	236,026
		II		Additional paid-in capital	56,574	56,574	56,574
		III		Revaluation reserves	22,058	22,058	22,058
		IV		Legal reserve	47,210	32,240	32,240
		VII		Other reserves	746,100	719,089	719,912
		IX		Net income for the period	66,630	107,874	50,488
				Group interest in Shareholders' equity	1,174,598	1,173,861	1,117,298

				Minority interests	4,813	12,799	14,433
				Total Shareholders' equity	1,179,411	1,186,660	1,131,731

	B			Reserves for risks and charges

			2	taxes and deferred taxes	47	3,039	38
			3	other	31,363	39,334	43,223
				Total reserves for risks and charges	31,410	42,373	43,261

	C			Reserves for employee termination indemnities	49,968	49,774	50,258

	D			Accounts payable

			1	bonds within 12 months	300,000	300,000	300,000

			4	due to banks:
				- within 12 months	22,195	35,388	82,720
				- beyond 12 months	501,118	501,739	502,510
				Total due to banks	523,313	537,127	585,230

			5	due to other financial companies:
				- within 12 months	6,847	5,835	5,746
				- beyond 12 months	21,313	22,364	23,498
				Total due to other financial companies	28,160	28,199	29,244

			6	advances from customers	7,290	2,715	2,774

			7	trade payables:
				- within 12 months	339,255	317,292	343,017
				- beyond 12 months	-	101	134
				Total due to trade payables	339,255	317,393	343,151

			8	securities issued
				within 12 months	1,494	1,080	789
			9	due to subsidiary companies	16	2,630	-
			10	due to associated companies	-	5	3

				06.30.2004	12.31.2003	06.30.2003
		11	due to parent company	26,376	11,005	3,839

		12	due to tax authorities:
			- within 12 months	43,001	149,440	47,132
			- beyond 12 months	-	-	603
			Total due to tax authorities	43,001	149,440	47,735

		13	due to social security and welfare institutions	5,673	8,931	5,324

		14	other payables:
			- within 12 months	36,362	40,427	49,051
			- beyond 12 months	626	604	7,565
			Total other payables	36,988	41,031	56,616
			Total accounts payable	1,311,566	1,399,556	1,374,705

	E		Accrued expenses and deferred income

		1	accrued expenses and deferred income	24,824	19,080	33,611
			Total accrued expenses and deferred income	24,824	19,080	33,611

	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			2,597,179	2,697,443	2,633,566

Memorandum accounts				06.30.2004	12.31.2003	06.30.2003
(thousands of euro)	Fiduciary guarantees granted
	Guarantees			5,306	2,786	3,111

	Commitments
	Sale commitments			18,015	1,950	4,271
	Purchase commitments			1,291	6,895	1,595

	Other
	Currency to be sold forward			633,029	581,088	646,794
	Currency to be purchased forward			355,063	278,267	282,651
	Notes presented for discount			239	1,725	4,392
	TOTAL MEMORANDUM ACCOUNTS			1,012,943	872,711	942,814

Statements of income				1st half	1st half	Year
(thousands of euro)				2004	2003	2003
	A		Value of production

		1	Revenues from sales and services	852,779	969,191	1,858,983
		2	Change in work in progress, semi-manufactured
			products and finished goods	(940)	(36,505)	(35,603)
		4	Own work capitalized	14	22	750
		5	Other income and revenues	28,772	27,011	55,868
			Total value of production	880,625	959,719	1,879,998

	B		Production costs

		6	Raw materials, other materials, consumables and goods for resale	234,633	261,748	487,048
		7	External services	323,572	341,008	657,767
		8	Leases and rentals	42,949	43,321	90,870

		9	Payroll and related costs:
			a. wages and salaries	80,524	83,604	157,289
			b. social security contributions	23,124	24,554	45,715
			c. employee termination indemnities	4,238	4,572	8,858
			e. other costs	543	464	1,531
			Total payroll and related costs	108,429	113,194	213,393

		10	Amortization, depreciation and writedowns:
			a. amortization of intangible fixed assets	19,602	21,057	42,916
			b. depreciation of tangible fixed assets	29,626	30,807	60,741
			c. other writedowns of fixed assets	6,245	11,312	16,129
			d. writedowns of current receivables
			and of liquid funds	9,985	13,550	48,430
			Total amortization, depreciation and writedowns	65,458	76,726	168,216

		11	Change in stock of raw materials, other materials,
			consumables and goods for resale	(19,037)	(14,500)	6,828
		12	Provisions to risk reserves	3,375	5,034	11,888
		13	Other provisions	2,069	6,419	11,085
		14	Other operating costs	13,861	12,519	28,709
			Total production costs	775,309	845,469	1,675,804
			Difference between production value and costs	105,316	114,250	204,194

C		Financial income and expenses
	15	Income from equity investments	29	4,013	4,042

	16	Other financial income:
		a. from receivables held as financial fixed assets, other companies	381	1,206	1,945
		c. from securities included among current assets
		not representing equity investments	365	519	795
		d. financial income other than the above:
		- subsidiary companies	25	42	81
		- other companies	10,782	14,692	26,102
		Total financial income other than the above	10,807	14,734	26,183
		Total other financial income	11,553	16,459	28,923
		Total financial income	11,582	20,472	32,965

			1st half	1st half	Year
			2004	2003	2003
	17	Interest and other financial expenses:
		- subsidiary companies	28	-	49
		- other companies	25,122	36,092	64,767
		Total interest and other financial expenses	25,150	36,092	64,816

	17 bis	Exchange gains/(losses)	1,116	9,986	9,652
		Total financial income and expenses	(12,452)	(5,634)	(22,199)

D		Changes in value of financial assets

	18	Revaluations:
		c. of securities included among current assets
		not representing equity investments	24	8	-
		Total revaluations	24	8	-

	19	Writedowns:
		a. of equity investments	38	-	261
		c. of securities included among current assets
		not representing equity investments	47	7	53
		Total writedowns	85	7	314
		Total changes in value of financial assets	(61)	1	(314)

E		Extraordinary income and expenses

	20	Income:
		- gains on disposals	965	-	2,870
		- other	5,163	4,781	10,369
		Total income	6,128	4,781	13,239

	21	Expenses:
		- losses on disposals	174	907	1,902
		- taxes relating to prior years	322	10,762	10,916
		- other	9,366	6,329	16,784
		Total expenses	9,862	17,998	29,602
		Total extraordinary income and expenses	(3,734)	(13,217)	(16,363)
		Results before income taxes	89,069	95,400	165,318

	22	Current, deferred and advance income taxes	23,072	44,281	56,399
		Income before minority interests	65,997	51,119	108,919

		(Income)/Loss attributable to minority interests	633	(631)	(1,045)
	26	Net income for the period	66,630	50,488	107,874

				Surplus
				from	Other
Statements of changes in			Additional	monetary	reserves		Net
Shareholders' equity		Share	paid-in	revaluations	and retained	Translation	income/
(thousands of euro)		capital	capital	of assets	earnings	differences	(loss)	Total
	Balance as of December 31, 2003	236,026	56,574	22,058	762,986	(11,657)	107,874	1,173,861

	Allocation of 2003
	net income to reserves	-	-	-	107,874	-	(107,874)	-

	Dividends distributed, as approved
	at the ordinary Shareholders'
	meeting on May 12, 2004	-	-	-	(68,992)	-	-	(68,992)

	Translation differences
	arising from foreign
	financial statements	-	-	-	-	3,099	-	3,099

	Net income for the period	-	-	-	-	-	66,630	66,630

	Balance as of June 30, 2004	236,026	56,574	22,058	801,868	(8,558)	66,630	1,174,598

	Balance as of December 31, 2002	236,026	56,574	22,058	836,393	(617)	(9,861)	1,140,573

	Allocation of 2002
	net income to reserves	-	-	-	(9,861)	-	9,861	-

	Dividends distributed, as approved
	at the ordinary Shareholders'
	meeting on May 12, 2003	-	-	-	(63,545)	-	-	(63,545)

	Translation differences
	arising from foreign
	financial statements	-	-	-	-	(10,218)	-	(10,218)

	Net income for the period	-	-	-	-	-	50,488	50,488

	Balance as of June 30, 2003	236,026	56,574	22,058	762,987	(10,835)	50,488	1,117,298

Statements of changes		Capital and	Income/
in minority interests		reserves	(Loss)	Total
(thousands of euro)	Balance as of December 31, 2003	11,754	1,045	12,799

	Allocation of 2003 net income	1,045	(1,045)	-

	Acquisition of investments	(7,259)	-	(7,259)

	Dividends distributed	(419)	-	(419)

	Translation differences	325	-	325

	Income/(Loss) for the period	-	(633)	(633)

	Balance as of June 30, 2004	5,446	(633)	4,813

	Balance as of December 31, 2002	13,171	1,609	14,780

	Allocation of 2002 net income	1,609	(1,609)	-

	Share capital increase	245	-	245

	Dividends distributed	(765)	-	(765)

	Translation differences	(458)	-	(458)

	Net income for the period	-	631	631

	Balance as of June 30, 2003	13,802	631	14,433

Statements of		1st half	1st half
cash flows		2004	2003
(thousands of euro)	Cash flow from operating activities
	Income before minority interests	65,997	51,119
	Depreciation and amortization	49,228	51,864
	Amortization of deferred charges on long-term loans	179	181
	Provision for doubtful accounts and other non-monetary charges	19,244	28,288
	Provision for income taxes	23,072	44,281
	Losses/(Gains) on disposal of assets, investments, net	7,593	13,311
	Payment of termination indemnities and use of other reserves	(20,923)	(32,019)
	Self-financing	144,390	157,025

	Payment of taxes	(11,404)	(40,503)

	Change in trade receivable	(24,312)	(55,578)
	Change in other operating receivables	(22,466)	(40,871)
	Change in inventories	(18,023)	21,526
	Change in accounts payable	15,240	15,994
	Change in other operating payables and accruals	(3,423)	37,371
	Change in working capital	(52,984)	(21,558)

	Net cash flow from operating activities	80,002	94,964

	Cash flow from investing activities
	Purchase of new subsidiaries	(15,023)	-
	Purchase of tangible fixed assets	(33,794)	(66,554)
	Investment in intangible fixed assets	(8,902)	(24,759)
	Sales of tangible fixed assets	16,541	27,249
	Disposal of intangible fixed assets	4,718	99,122
	Net change in investment-related receivables and payables	455	5,274
	Net cash flow from investing activities	(36,005)	40,332

	Cash flow from other investing activities
	Purchase of equity investments	-	(15,000)
	Sale of investments	-	3,853
	Net (increase)/decrease in guarantee deposits and treasury shares	25,637	(26,289)
	Net cash used in other investing activities	25,637	(37,436)

	Payment of dividends	(69,411)	(64,311)

	Payment of the substitute tax	(98,014)	-

	Net financing (requirement)/surplus	(97,791)	33,549

	1st half	1st half
	2004	2003
Cash flow from financing activities
Change in Shareholders' equity	-	245
Change in short-term borrowing	(4,956)	22,211
Proceeds from issuance of long-term debt	-	3
Repayment of long-term debt	(1,111)	(3,631)
Change in securities held as fixed assets	9	-
Change in long-term debt/financial receivables due to Group companies	14	-
Increase in long-term financial receivables	(8,338)	(23,646)
Decrease in long-term financial receivables	3,818	4,191
Change in long-term financial receivables from Group subsidiaries	-	(1,347)
Change in lease financing	(147)	(2,272)
	(10,711)	(4,246)

Change of liquidity	112,002	(42,406)
Effect of translation adjustments	(3,500)	13,103
Net cash provided/(used) by financing activities	97,791	(33,549)

Notes to the consolidated

financial statements

The consolidated financial statements have been prepared in conformity with chapter III of Legislative Decree no.127 of April 9, 1991, which implements the EC VII Directive in Italy.

The notes to the consolidated financial statements explain, analyze and, in some cases, supplement the data reported on the face of the financial statements and include information required by article 38 and other provisions of Decree 127/1991. Additional information is also provided in order to present a true and fair view of the financial and operating position of the Group, even where this is not required by specific legislation.

The economic and financial position as of June 30, 2004, takes account of the changes required by the reform of company law (Decree 6 of January 17, 2003, and subsequent amendments and additions), which involved alterations to both the financial statement formats and the related legal disclosures. Accordingly, certain prior period captions have been reclassified for consistency with the amounts reported for the current semester.

Unless otherwise specified, amounts indicated in these notes are expressed in thousands of euro.

Activities of the Group

Benetton Group S.p.A., the Parent Company, and its subsidiary companies (collectively the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sportswear and casual wear. The manufacture of finished articles from raw materials is primarily undertaken in Italy, partly within the Group and partly using subcontractors, whereas marketing is carried out through an extensive sales network both in Italy and abroad. This network consists of sales representatives and specialty stores that are almost exclusively independently owned.

Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of June 30, 2004 of Benetton Group S.p.A., the Parent Company, and all the Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. They also include the accounts of some 50%-owned companies over which the Group exercises a dominant influence.

The companies included within the scope of consolidation are listed in an appendix.

Financial statements of foreign subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the accounting policies referred to below.

A reconciliation between Shareholders' equity and net income as reported in the statutory financial statements of Benetton Group S.p.A., and the consolidated Shareholders' equity and net income of the Group is presented in the note on Shareholders' equity.

 Principles of consolidation

The most significant consolidation principles adopted for the preparation of the consolidated financial statements are as follows:

a. The assets and liabilities of subsidiary companies are consolidated on a line-by-line basis and the carrying value of investments held by the Parent Company and other consolidated subsidiaries is eliminated against the related Shareholders' equity accounts.

b. When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a) above, is allocated, where applicable, to the assets of the subsidiary. Any excess arising upon consolidation is accounted for as a consolidation adjustment and is classified as "Goodwill and consolidation differences".

Negative differences are classified within the "Reserve for risks and charges arising on consolidation" if they reflect estimated future losses; otherwise, they are classified as part of the "Consolidation reserve" within Shareholders' equity.

Goodwill is amortized over its estimated useful life.

c. Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

d. The minority Shareholders' interest in the net assets and results for the period of consolidated subsidiaries are classified separately as "Minority interests" in the consolidated balance sheet and as "Income attributable to minority interests" in the consolidated income statement.

e. The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for balance sheet items and average exchange rates for the period for income statement items.

Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated Shareholders' equity.

 Accounting policies

These have been adopted in observance of article 2426 of the Italian Civil Code, also taking account of accounting principles prepared by the Italian Accounting Profession and, in the absence thereof, those issued by the International Accounting Standards Board (I.A.S.B.).

Intangible fixed assets. These are recorded at purchase or production cost, including related charges. The value of these assets may be subject to revaluation in accordance with statutory regulations.

One method for determining the value of intangible fixed assets is to allocate the excess price deriving from investments acquired or other company transactions. This type of allocation is used for excess prices paid for trademarks acquired under these types of operation, on the basis of an independent appraisal.

Intangible fixed assets are written down in cases where, regardless of the amortization accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Book value is systematically amortized on a straight-line basis in relation to the residual economic useful lives of such assets. The duration of amortization plans is based on the estimated economic use of these assets.

Normally amortization periods for trademarks fluctuate between 15 and 25 years, while patents are amortized over three years. Goodwill and consolidation differences are amortized over ten years. Leasehold improvements costs are amortized over the duration of the lease contract. Start-up and expansion expenses and other deferred charges are mostly amortized over five years.

Tangible fixed assets. These are recorded at purchase or production cost, revalued where required or permitted by statutory regulations. Cost includes related charges and direct or indirect expenses reasonably attributable to the individual assets. Tangible fixed assets are written down in cases where, regardless of the depreciation accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply. Ordinary maintenance costs are fully expensed as incurred. Improvement expenditure is allocated to the related assets and depreciated over their residual useful lives.

Depreciation is calculated systematically on a straight-line basis using rates considered to reflect the estimated useful lives of the assets. In the first year such assets enter into service these rates are halved in consideration of their shorter period of use.

The depreciation rates applied by consolidated companies are as follows:
Real estate	2% - 3%
Plant and machinery	8% - 25%
Industrial and commercial equipment	10% - 25%

Other tangible fixed assets:
- office and shops furniture, furnishing and electronic machines	10% - 25%
- vehicles	20% - 25%
- aircraft	6%

Accelerated depreciation calculated in the financial statements of Group companies is reversed and the related accumulated deprecation is adjusted as a result.

Assets acquired under finance leases are stated at their fair value at the start of the lease and the capital portion of the lease installments is recorded as a liability.

Such assets are depreciated over their economic useful lives on the same basis as other tangible fixed assets.

Financial fixed assets. Investments in subsidiaries not consolidated on a line-by-line basis, together with those in associated companies, are accounted for on an equity basis, eliminating the Group's share of any unrealized intercompany profits, where significant.

The difference between the cost and the net equity of investments at the time they were acquired is allocated on the basis described in paragraph b) of the consolidation principles.

Equity investments of less than 20% in other companies are stated at cost, which is written down where there is a permanent loss in value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Receivables included among financial fixed assets are stated at their estimated realizable value.

Other securities held as financial fixed assets are stated at cost, which is written down where there is permanent loss in value, taking into account any accrued issue premiums and discounts.

Inventories. Inventories are stated at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all direct or indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to their net realizable value.

Accounts receivable. These are recorded at their estimated realizable value, net of appropriate allowances for doubtful accounts determined on a prudent basis. Any long-term receivables that include an implicit interest component are discounted using a suitable market rate.

Other securities not held as fixed assets. Such securities are stated at the lower of purchase cost and market value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Securities acquired subject to resale commitments are recorded at cost and classified among other securities not held as fixed assets. The difference between the spot and forward prices of such securities is recognized on an accruals basis over the duration of the contract.

Accruals and deferrals. These are recorded to match costs and revenues in the accounting periods to which they relate.

Reserves for risks and charges. These reserves cover known or likely losses, the timing and amount of which cannot be determined at period-end. Reserves reflect the best estimate of losses to be incurred based on the information available.

Reserve for employee termination indemnities. This reserve represents the liability of Italian companies within the Group for indemnities payable upon termination of employment, accrued in accordance with labour laws and labour agreements in force. This liability is subject to annual revaluation using the officially-established indices.

Accounts payable. These are stated at face value. The implicit interest component which is included in long-term debt is recorded separately using a suitable market rate.

 Transactions in foreign currencies. Transactions in foreign currencies are recorded using the exchange rates in effect at the transaction dates. Exchange gains or losses realized during the period are included in the consolidated income statement.

At the date of the financial statements, the Italian Group companies adjusted receivables and payables in foreign currency to the exchange rates ruling at the period end, booking all resulting gains and losses to the income statement. The exchange gains or losses on forward contracts opened to hedge receivables and payables are booked to the income statement; the discount or premium on these contracts is recorded on an accrual basis.

The value of forward contracts, other than those hedging specific foreign currency assets and liabilities, is restated at period-end with reference to the differential between the forward exchange rates applicable to the various types of contract at the balance-sheet date and the contracted forward exchange rates. Any net losses emerging are charged to the income statement.

Revenue recognition. Revenues from product sales are recognized at the time of shipment to the customer, which also represents the moment when ownership passes.

Expense recognition. Expenses are recorded in accordance with the matching principle.

Income taxes. Current income taxes are provided on the basis of a reasonable estimate of the tax liability for the period, in accordance with applicable local regulations.

The net balance between deferred tax assets and liabilities is also recorded.

Deferred tax assets refer to costs and expenses not yet deductible at period-end, to consolidation adjustments and to the benefit of accumulated tax losses. Deferred tax assets are provided when it was almost certain that they can be recovered in the future.

Deferred tax liabilities refer to transactions where taxation is deferred to future years, such as gains on the disposal of tangible and intangible fixed assets or consolidation adjustments arising from the reversal of accelerated depreciation or lease transactions recorded as finance leases.

Deferred tax assets are evaluated on a prudent basis and adjusted to consider any reasonable assurance that they will be realized.

Supplementary information

Accounting treatment of the business transfers in the consolidated financial statements.

The transfer of the various businesses from the Parent Company to three Italian companies on December, 2003 involved transferring assets and liabilities on the basis of a valuation carried out by expert appraisers in accordance with art. 2343 of the Italian Civil Code.

The assets transferred mainly consist of trademarks and patents, licenses and software, real estate, plant and machinery and IT equipment.

The expert appraisal recalculated the residual useful life of the assets and gave each of them a value, which resulted in a significant capital gain for the transferor. Reassessed for tax purposes, this gain was then subjected to the 19% substitute tax as per arts. 1 and 4.2 of D. Lgs. 358/1997.

The accounting treatment of this operation had the following impact on the consolidated financial statements:

- elimination of the intercompany gain on transfer and reallocation of the pre-contribution values to the various assets and related reserves;

- elimination of the depreciation and amortization charged on the new higher values in the transferee companies;

- recalculation of depreciation and amortization on the basis of the assets' historical costs and adjusting their residual useful life to that established for the financial statements of the transferee companies.

The substitute tax will make it possible to deduct the depreciation and amortization on these capital gains for tax purposes in future years. This tax has been paid in the first half of 2004. According to Accounting Principle no. 25 issued by the Italian Accounting Profession, elimination of the intercompany gains on consolidation will give rise to timing differences between the post-elimination asset values in the consolidated financial statements and the corresponding values shown in the statutory financial statements of the transferee companies, on which deferred tax assets have been booked.

These deferred tax assets have been calculated by applying the current tax rate to the said timing differences, given that it is reasonably certain that they will be recoverable in future years by earning sufficient taxable income, as reflected in the Company's forecasts.

The Killer Loop brand, on the other hand, was transferred at an appraisal value that was below book value. The expert appraisers chose the "market royalty rate" as their main method of valuation as this was considered the most prudent, even if it does not necessarily represent the value that could be obtained by selling the brand (market value). As pointed out in this appraisal, different methods of valuation can lead to quite different values; in fact, the appraisers used "enterprise value" as a control method to assess the economic sustainability of the values indicated by the main valuation method. Under this method, the value of the Killer Loop brand and related goodwill as shown in the financial statements were confirmed and the expected cash flows were not at risk of impairment.

 Impact of introducing IAS

1. Timetable for the introduction of IFRS

Art. 25 of Law 306/2003, going for a wider application than originally provided for in Reg. no. 1606/2002/CE, obliges companies to adopt IFRS (International Financial Reporting Standards) for each financial year commencing from January 1, 2005. This includes the statutory and consolidated financial statements of all listed companies.

The first financial statements of the Benetton Group that will be prepared in accordance with IFRS will therefore be those for the year ending December 31, 2005.

The document IFRS 1 provides that the so-called "date of transition to IFRS" is the opening date of the year immediately prior to the one when IFRS will be adopted for the first time. In the case of the Benetton Group, the "date of transition" is therefore January 1, 2004, the date on which we will have to prepare a balance sheet in accordance with international accounting principles for the first time.

2. How the transition will be managed

To deal with this epoch-making change, the Benetton Group set up a task force together with external consultants which drew up a document that analyzed the impact of the transition. This involved identifying the main consequences on the financial statements (valuations and reclassifications between various balance sheet items), the explanatory notes (in terms of additional disclosures), internal organization (redrafting of existing rules and procedures and the designing of new interfunctional information flows), and IT systems (changes to respond to new lines of reasoning and data requirements).

Once this analysis phase was over, the task force began planning and implementing the steps needed to adjust the IT and reporting systems and structures. At present, there is no reason to believe that there will be any problem in implementing the rules as they currently stand.

3. Main areas affected

During the course of the analysis phase, it emerged that the areas that would be most affected by introduction of IFRS would be the following:

a. Financial statements: in value terms, the captions likely to change the most are those relating to tangible fixed assets (reversal of revaluation reserves on land, buildings, plant and machinery), intangible fixed assets (reversal of start-up and expansion costs), financial instruments (if IAS 32 and 39 are approved in their current form), employee termination indemnities (obligation to discount the liability as per IAS 19) and, obviously, Shareholders' equity. Certain reclassifications will also be necessary: for example, "Leasehold improvements", which are currently shown under "Intangible fixed assets" will in future be shown under "Tangible fixed assets". Lastly, changes will have to be made to the format of the balance sheet, statement of income, statement of cash flows and reconciliation of Shareholders' equity. The Group has already made a proposal in this regard.

 b. Explanatory notes: there do not appear to be any particular problems in collecting the information that needs to be disclosed in the notes. Marginal changes may have to be made in the sector information that has to be given.

c. Internal organization: new information flows will have to be established, above all for "cash generating units" (see IAS 36) and their corollaries (management of internal and external indicators regarding an asset's possible loss of value, the so-called "impairment test", etc.). Moreover, the Administration and Management Accounting departments will have to adapt their internal and external reporting systems (which will also have to converge) to the new standards.

d. IT systems: significant changes are not expected to IT systems, except for the modules relating to fixed assets and derivatives. The consolidation software is currently being replaced.

Lastly, it is worth emphasising that the impact on organization and systems can only be evaluated in detail once it is clearer what relationship there will be between the introduction of IFRS, the new reform of company law and the latest reform of the tax system.

Article 2423, paragraph 4, of the Italian Civil Code. Departures from statutory accounting criteria and policies according to the fourth paragraph of article 2423 of the Italian Civil Code have not occurred.

Cash flow. The statement of consolidated cash flows provides information by type of flow and activity. Cash and banks items and readily marketable securities are treated as cash equivalents.

Comments on the principal asset items

Fixed assets

    Intangible fixed assets
	06.30.2004		12.31.2003
(thousands of euro)	Gross	Net	Gross	Net
Start-up and expansion expenses	17,677	5,283	18,367	7,361
Industrial patents and
intellectual property rights	3,414	1,316	3,355	1,491
Licenses, trademarks and similar rights	65,278	25,267	64,851	26,734

Goodwill	106,999	77,576	110,464	83,236
Consolidation differences	16,987	5,153	17,542	6,842
Total goodwill and consolidation differences	123,986	82,729	128,006	90,078

Assets under construction and advance payments	851	851	206	206

Expenses related to bond issues and loans	1,677	692	1,722	876
Costs for the purchase and development
of software and others	57,702	22,209	58,087	25,798
Leasehold improvements	99,438	71,100	103,187	78,481
Total other intangible fixed assets	158,817	94,001	162,996	105,155

Total	370,023	209,447	377,781	231,025

"Start-up and expansion expenses" include 4,571 thousand euro (6,622 thousand euro as of December 31, 2003) in start-up expenses for retail projects.

"Licenses, trademarks and similar rights" include the net book value of the following brands:
(thousands of euro)	06.30.2004	12.31.2003
United Colors of Benetton	2,981	2,964
Sisley	426	426
Killer Loop	15,165	16,058
Others	1,131	1,206
Total	19,703	20,654

The change in "Goodwill" reflects disposals following the reorganization of the retail network and, above all, the amortization charge for the period. The balance essentially comprises the value of the retailing companies acquired in Italy's main cities with a view to developing the network of clothing stores.

"Consolidation differences" of 5,153 thousand euro reflect the residual goodwill emerging from consolidation of the companies acquired, with 1,858 thousand euro attributable to the business represented by Killer Loop trademark and the remainder to other European companies. This consolidation difference is amortized over ten years, which is considered appropriate since it is consistent with the accounting policies currently applied in the sector where Group companies operate.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties; the change in the period reflects the amortization charge and the writedown to market value of certain foreign companies.

"Costs for the purchase and development of software and others" include costs incurred for the study, diagnosis and implementation, as well as the purchase, of IT programs and applications. They also include costs incurred for the early vacation of third party premises, which are amortized over the life of the lease, as well as expenses related to the acquisition of retail activities. The change is due to the amortization charge for the period.

Movements in the principal intangible fixed asset items during the first half year were as follows:
		Licenses,	Goodwill and		Other,
		trademarks and	consolidation	Leasehold	intangible
(thousands of euro)	Patents	similar rights	differences	improvements	fixed assets	Total
Net opening balance	1,491	26,734	90,078	78,481	34,241	231,025
Change in the scope
of consolidation	-	-	-	-	-	-
Additions	62	505	1,247	5,820	2,806	10,440
Disposals	(3)	(17)	(2,967)	(1,667)	(956)	(5,610)
Amortization	(234)	(1,958)	(5,342)	(5,677)	(6,570)	(19,781)
Translation differences
and other movements	-	3	(287)	(5,857)	(486)	(6,627)
Net closing balance	1,316	25,267	82,729	71,100	29,035	209,447

    Tangible fixed assets

Tangible fixed assets are stated net of accumulated depreciation of 431,326 thousand euro.

Additions made during the first half of 2004 mainly concern the following items:

- investments in real estate for commercial use and the related modernization and upgrading of premises for over 17,500 thousand euro;

- plant, machinery and equipment purchased by Benetton Group S.p.A. and the manufacturing companies, about 14,790 thousand euro, to improve the efficiency of their production processes.

The depreciation charge for the period was 29,626 thousand euro.

Movements in the principal tangible fixed asset items during the first half of 2004 were as follows:
					Assets under
			Industrial and		construction
	Real	Plant and	commercial	Other	and advances
(thousands of euro)	estate	machinery	equipment	assets	to suppliers	Total
Net opening balance	540,099	87,343	1,206	68,173	17,019	713,840
Change in the scope
of consolidation	-	-	-	-	-	-
Additions	9,059	7,308	638	12,276	5,276	34,557
Disposals	(436)	(2,829)	(11)	(4,952)	(387)	(8,615)
Depreciation	(8,193)	(11,073)	(327)	(10,033)	-	(29,626)
Translation differences
and other movements	5,646	8,716	(237)	1,493	(12,398)	3,220
Net closing balance	546,175	89,465	1,269	66,957	9,510	713,376

Some of the Group's tangible fixed assets are pledged as security for long-term loans from banks and other financial companies. The outstanding balance of such loans is 1,404 thousand euro as of June 30, 2004.

The increase in "Other assets" includes additions to "Furniture, furnishings and electronic machines" totaling 8,138 thousand euro, "Vehicles and aircraft" of 419 thousand euro and "Leased assets" of about 3,720 thousand euro.

Other assets include the following assets acquired under finance leases:
(thousands of euro)	06.30.2004	12.31.2003
Real estate	9,485	13,790
Other assets	3,831	123
Less - Accumulated depreciation	(1,263)	(1,577)
Total	12,053	12,336

Outstanding capital payments due to lessors as of June 30, 2004, classified as amounts due to leasing companies, are reported in the note "Due to other financial companies".

    Financial fixed assets

    Equity investments. Equity investments in subsidiaries companies mainly relate to foreign trading and manufacturing companies, that are carried at cost or at equity, since they are either not yet operating or are in liquidation at the balance-sheet date.

Other investments primarily represent minority interests in Italian and Japanese retail companies and in a Swiss company; this balance mainly relates to the purchase of 10% of the capital of Tecnica S.p.A. for 15 million euro in 2003.

 Accounts receivable
	Maturities (in years)
(thousands of euro)	Within 1	From 1 to 5	Beyond 5	06.30.2004	12.31.2003
Other receivables:
- due within 12 months	9,960	-	-	9,960	34,742
- due beyond 12 months	-	26,999	6,369	33,368	30,615
Total other receivables	9,960	26,999	6,369	43,328	65,357

Guarantee deposits	-	-	16,964	16,964	15,832
Total	9,960	26,999	23,333	60,292	81,189

This balance still includes a receivable of 20,500 thousand euro that arose on the disposal of the business associated with the Nordica brand. The amount due on the disposal of the Prince brand was collected during the period. Accounts receivable due beyond 12 months include a loan granted to third parties by the Japanese company to support local retail operations. The residual amount refers to financial receivables earning interest at market rates.

Guarantee deposits outstanding as of June 30 mainly relate to lease contracts stipulated by the Japanese subsidiary.

Current assets

    Inventories

Inventories, 253,336 thousand euro (233,736 thousand euro as of December 31, 2003), recorded net of the related inventory writedown reserve, consist of the following:
(thousands of euro)	06.30.2004	12.31.2003
Raw materials, other materials and consumables	3,248	348
Work in progress and semi-manufactured products	590	590
Finished goods	6,475	7,546
Total	10,313	8,484

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

    Accounts receivable

    Trade receivables. As of June 30, 2004, trade receivables, net of the allowance for doubtful accounts, amount to 772,198 thousand euro (755,734 thousand euro as of December 31, 2003).

The allowance for doubtful accounts amounts to 96,474 thousand euro (95,870 thousand euro as of December 31, 2003). 9,413 thousand euro of this reserve was used during the period. A prudent assessment of the specific and generic collection risks associated with receivables outstanding at period-end has resulted in an additional provision of 9,985 thousand euro to take account of the aging of certain balances and the difficult economic conditions in a number of markets.

This caption is analyzed by geographic area below:
				Rest of
(thousands of euro)	Europe	Asia	The Americas	the world	Total
Trade receivables	701,504	32,597	36,680	1,417	772,198

    Due from subsidiaries, associated companies and the Parent Company. Accounts receivable from associated companies, amounting to 359 thousand euro, and those from the Parent Company, 58 thousand euro, are trade receivables.

    Tax receivables. Tax receivables include:

- VAT recoverable from the tax authorities, 46,355 thousand euro (18,481 thousand euro as of December 31, 2003), of which 2,804 thousand euro due beyond 12 months;

- tax credits, 15,656 thousand euro (5,553 thousand euro as of December 31, 2003), of which 287 thousand euro due beyond 12 months;
    Deferred tax assets. The following table shows total deferred tax assets, net; certain timing differences have been excluded from this calculation since the probability of recovering the related tax assets is deemed to be low:
(thousands of euro)	06.30.2004	12.31.2003
Tax effect of eliminating intercompany profits	4,829	5,955
Tax effect of provisions and costs that will
become deductible in future accounting periods	91,185	79,828
Deferred taxes arising on the reversal of accelerated depreciation
and the application of finance lease accounting	(17,035)	(17,685)
Deferred taxes on gains taxable over a number of accounting periods	(1,298)	(2,267)
Different basis for the depreciation/amortization
of tangible/intangible fixed assets	122,075	128,500
Tax benefits on accumulated losses	8,082	7,919
Others		-
Total deferred tax assets	207,838	202,250

Timing differences excluded from the calculation of deferred tax assets	240,392	246,519

Deferred tax assets refer to:
(thousands of euro)	06.30.2004	12.31.2003
Italian companies	184,994	179,282
Foreign companies	22,844	22,968
Total	207,838	202,250

    Other receivables. Other receivables include: advances to agents and vendors, other receivables and amounts due on the sale of fixed assets.

    Financial assets not held as fixed assets

    Treasury shares. The Company was not holding any treasury shares at the close of the period.

    Other securities
(thousands of euro)	06.30.2004	12.31.2003
Government bonds (BTP) maturing through 2006 and 2013
at interest rate between 1.65% and 4.75%	9,811	7,201
Treasury Certificates (CCT) maturing through 2008 and 2010
at interest rate between 2.1% and 2.3%	12,410	14,866
Amex European Short Term Euro	824	822
Gestielle Bt Euro	-	605
Sinopia Alternactiv Euro	609	-
Generali Am-Eu Sty-cd cap	275	-
Parvet Medium Term Euro	289	-
Vontobel Euro Bond A2	308	-
Morgan Fund-Short Maturity Euro	1,514	1,513
SCH Euro Short Term A Euro	1,543	2,282
Total	27,583	27,289

    Differentials on forward transactions
(thousands of euro)	06.30.2004	12.31.2003
Differentials on forward transactions	3,646	10,000

The amount refers principally to the adjustment of hedging transactions outstanding at the end of the year to the period-end exchange rate.

    Liquid funds
(thousands of euro)	06.30.2004	12.31.2003
Current account deposits (euro)	30,688	26,058
Current account deposits (foreign currency)	21,688	31,756
Time deposits (euro)	100,354	204,281
Time deposits (foreign currency)	115	2,929
Checks	60,144	59,503
Cash in hand	349	308
Total	213,338	324,835

The deposits in euro are liquid funds belonging to the finance companies. It also includes a bank deposit of 14,100 thousand euro made by the Parent Company with due date July 1, 2004.

Average interest rates reflect market returns for the various currencies concerned.

The balance of cash and banks as of June 30, 2004 reflects the receipts from customers at the period end.

 Accrued income and prepaid expenses
(thousands of euro)	06.30.2004	12.31.2003
Accrued income:
- financial income	3,193	3,810
- other income	352	159
Total accrued income	3,545	3,969

Prepaid expenses:
- financial charges	30	27
- rentals and leasing charges	6,117	8,871
- advertising and sponsorships	161	278
- taxes	3,847	847
- other expenses	5,024	1,625
- discount of bond	153	225
Total prepaid expenses	15,332	11,873

Total	18,877	15,842

Accrued financial income mainly relates to interest deriving from temporary investments.

In previous years, the Group's merger differences were released from further taxation via payment of a substitute tax at 27%. The substitute tax has been classified to "Current income taxes" with a matching balance in "Due to tax authorities". In accordance with the accruals concept, some 530 thousand euro of this tax has been recorded as a prepayment because the cost of freeing up merger differences from tax is related to the benefit deriving from future savings generated by tax-deductible amortization charges. Given the various periods of amortization of the assets involved and taking account of the prudence principle, the amortization period was set at 10 years. Other charges mainly derive from the provision of miscellaneous services.

Comments on the principal

liability and equity items

Shareholders' equity

    Share capital

The share capital of Benetton Group S.p.A. as of June 30, 2004 amounts to 236,026,454.30 euro consisting of 181,558,811 shares of par value 1.30 euro each. The 1980 spin-off reserve and part of the monetary revaluation reserves were capitalized by Benetton Group S.p.A. in prior years by the issue of stock dividends.

    Additional paid-in capital

This balance is unchanged with respect to the prior year.

    Revaluation reserves

The item exclusively reflects the residual amounts of revaluation reserves established in accordance with the provisions of Law no. 72 of March 19, 1983 and Law no. 413 of December 30, 1991 and the monetary revaluation of tangible fixed assets by a Spanish subsidiary (Royal Decree no. 2607/96).

    Legal reserve

The increase in the legal reserve reflects the allocation of a portion of the Parent Company's net income for the year ended December 31, 2003, in conformity with the statute and legal requirements.

    Other reserves

As of June 30, 2004, this item amounts to 746,100 thousand euro (719,089 thousand euro as of December 31, 2003), and includes:

- 551,000 thousand euro relating to other reserves of the Parent Company (60,722 thousand euro as of December 31, 2003);

- (8,558) thousand euro relating to the cumulative translation adjustment generated by translating the foreign-currency financial statements of companies consolidated on a line-by-line basis;

- 203,658 thousand euro representing the additional equity of consolidated companies with respect to their carrying value, together with other consolidation entries.

The first of the schedules which follow reconciles the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts; the second lists the equity in consolidated subsidiaries attributable to minority Shareholders.

Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts:
	06.30.2004
	Shareholders'	Net
(thousands of euro)	equity	income
Per Benetton Group S.p.A. financial statements	939,742	30,765
Net income and Shareholders' equity of consolidated subsidiaries,
net of their carrying value	736,993	88,604
Reversal of gains on transfer of businesses,
net of deferred tax assets	(545,563)	(6,425)
Reversal of writedown of equity investments	6,640	10,155
Elimination of dividends paid by
consolidated subsidiaries	-	(50,039)
Reversal of merger differences and related amortization
in Benetton Group S.p.A.	(17,196)	765
Allocation to fixed assets of the difference between the purchase price and the equity of new subsidiaries at the time they were acquired
and related depreciation	38,184	(3,487)
Reversal/return of accelerated depreciation considering the useful lives of fixed assets and of intercompany gains on disposal of tangible fixed assets,
net of the related tax effect	18,872	(4,908)
Application of finance lease accounting,
taking account of the related tax effect	6,884	(329)
Elimination of intercompany profits included in the inventory of
consolidated subsidiaries, net of the related tax effect	(9,830)	1,342
Net effect of other consolidation entries	(128)	187
Per Group's consolidated financial statements	1,174,598	66,630

    Minority interests

As of June 30, 2004 and December 31, 2003, minority interests in consolidated subsidiaries were as follows:
(in %)	06.30.2004	12.31.2003
Italian subsidiaries:
- Olimpias group	-	15

Foreign subsidiaries:
- New Ben GmbH	49	49
- DCM Benetton India Ltd.	50	50
- Benetton Korea Inc.	50	50

The change relating to the Olimpias group follows the purchase of 15% of Olimpias S.p.A. from the minority stockholder.

Reserves for risks and charges

    Reserve for taxes and deferred taxes

As of June 30, 2004, the reserve for fiscal risks amounts to 47 thousand euro (3,039 thousand euro as of December 31, 2003). It has decreased by 2,984 thousand euro to cover part of the cost of the tax amnesty governed by Law 289 of December 27, 2002, and subsequent amendments.

    Other reserves
(thousands of euro)	06.30.2004	12.31.2003
Reserve for contingencies	8,050	9,235
Agents' leaving indemnity reserve	13,494	12,745
Reserve for other provisions	9,819	17,354
Total	31,363	39,334

The reserve for contingencies covers various kinds of risk, the amount or timing of which is not known at the close of the period, but which may result in liabilities in future years; it mainly refers to liabilities for other minor disputes; decreased during the period by 4,176 thousand euro and increased by 2,382 thousand euro for disputes that arose during the period.

The agents' leaving indemnity reserve prudently reflects contingencies associated with the interruption of agency contracts in circumstances allowed by Italian law. During the period, this reserve was debited with 221 thousand euro in respect of utilizations and credited with an additional 970 thousand euro in provisions.

Other provisions cover expected charges for the closure of certain stores, as well as redundancy incentives.

Reserve for employee termination indemnities

Movements in the reserve during the period were as follows:
(thousands of euro)
Balance as of January 1, 2004	49,774
Provision for the period	4,238
Indemnities paid during the period	(4,070)
Other movements	26
Balance as of June 30, 2004	49,968

Accounts payable

The content and significant changes in this account group during the period are discussed below.

    Bonds

In July 2002, Benetton Group S.p.A. issued a 300,000 thousand euro bond, repayable on July 26, 2005, bearing floating-rate interest, which was 2.56% at year-end. The bonds are listed on the Luxembourg Bourse.

This loan provides for limitations on the granting of real guarantees for new loans; it does not provide for compliance with any financial index ("financial covenants").

    Due to banks
(thousands of euro)	06.30.2004	12.31.2003
Current account overdrafts	13,432	8,700
Advances on receivables and other short-term loans	7,743	25,179

Long-term loans:
- due within 12 months	1,020	1,509
- due beyond 12 months	501,118	501,739
Total long-term loans	502,138	503,248

Total	523,313	537,127

Part of long-term loans due beyond 12 months, 1,404 thousand euro, is secured by mortgages on tangible fixed assets.

Long-term loans from banks outstanding as of June 30, 2004 and December 31, 2003 are as follows:
(thousands of euro)	06.30.2004	12.31.2003
Syndicated loan of 500 million euro maturing in 2007, granted by a pool of banks and made up of a revolving credit line for the first two years and a loan for the subsequent 5 years repayable on maturity. The annual
interest rate was 2.197% at the balance-sheet date (1)	500,000	500,000
Loans from Efibanca (Ente Finanziario Interbancario S.p.A.)
at an annual interest rate of 2.78% at the balance-sheet date
repayable in half-yearly instalments in arrears through 2006	532	710
Loan from Istituto Mobiliare Italiano, at an annual interest rate of 2.55%,
repayable in half-yearly instalments expired on June 30, 2004	-	516
Loan granted by Medio Credito del Friuli repayable in half-yearly instalments through January 1, 2007 at an annual interest rate of 2.5%
secured by mortgages on real estate	1,394	1,616
Loan from CARI (Gorizia) dated April 20, 2001
repayable in 2005 at an annual interest rate of 4%	202	392
Other foreign currency loans obtained by foreign consolidated companies,
secured by mortgages on real estate	10	14
Total long-term loans	502,138	503,248
less Current portion	(1,020)	(1,509)
Long-term loans, net of current portion	501,118	501,739

(1) This loan provides for compliance with two financial indices calculated every six months on the consolidated figures, namely:

- minimum ratio between Ebitd (earnings before interest, tax and depreciation) and net financial charges of 2.5 times;

- minimum ratio between the net financial position and Shareholders' equity of 1.

Moreover, there are limits on large disposals of assets and on the granting of real guarantees for new loans.

The non-current portion of long-term loans as of June 30, 2004, totaling 501,118 thousand euro, falls due between 1 and 5 years.

    Due to other financial companies
(thousands of euro)	06.30.2004	12.31.2003
Other short-term loans	908	800
Long-term loans:
- due within 12 months	58	58
- due beyond 12 months	530	530
Total long-term loans	588	588

Due to leasing companies:
- due within 12 months	5,881	4,977
- due beyond 12 months	20,783	21,834
Total due to leasing companies	26,664	26,811
Total	28,160	28,199

The non-current portion of these loans as of June 30, 2004 falls due as follows:
(thousands of euro)	06.30.2004
From 1 to 5 years	308
Beyond 5 years	222
Total	530

The non-current portion of amounts due to leasing companies as of June 30, 2004 falls due as follows:
(thousands of euro)	06.30.2004
From 1 to 5 years	19,444
Beyond 5 years	1,339
Total	20,783

    Advances, trade payables and securities issued

This caption is analyzed by geographic area below:
				Rest of
(thousands of euro)	Europe	Asia	The Americas	the world	Total
Accounts receivable	314,662	17,079	7,581	8,717	348,039

    Due to tax authorities
(thousands of euro)	06.30.2004	12.31.2003
Income taxes payable:
- Italian companies	23,900	116,785
- Foreign companies	10,544	9,729
Total income taxes payable	34,444	126,514

VAT payable	3,523	7,642
Other amounts due to tax authorities	5,034	15,284
Total	43,001	149,440

Income taxes payable are stated net of taxes paid in advance and all tax credits and withholdings.

"Other amounts due to tax authorities" mainly comprise withholding taxes and a residual amounts of 602 thousand euro deriving from acceptance of the tax amnesty.

    Due to social security and welfare institutions

This balance totals 5,673 thousand euro (8,931 thousand euro as of December 31, 2003) and reflects both the Group and employees contributions payable to these institutions at period-end.

    Other payables

Other payables, totaling 36,988 thousand euro, include 21,833 thousand euro due to employees (15,561 thousand euro as of December 31, 2003), other non-trading payables of 8,780 thousand euro (13,186 thousand euro as of December 31, 2003), other amounts due for the purchase of fixed assets, 4,280 thousand euro (12,183 thousand euro as of December 31, 2003) and 2,095 thousand euro (102 thousand euro as of December 31, 2003) of differentials on forward transactions.

"Other payables" include 626 thousand euro due beyond 12 months.

Accrued expenses and deferred income
(thousands of euro)	06.30.2004	12.31.2003
Accrued expenses:
- financial charges	13,878	10,801
- other charges	7,642	4,983
Total accrued expenses	21,520	15,784

Deferred income:
- financial income	69	149
- other income	3,235	3,147
Total deferred income	3,304	3,296

Total	24,824	19,080

Memorandum accounts

These mainly include currency to be sold or purchased forward. This is the euro equivalent at the forward exchange rate of commitments deriving from contracts signed during the period for various hedging transactions. For the most part, the item reflects transactions opened to hedge receivables, firm orders and future sales. Those covering future sales were subsequently partially renegotiated by carrying out reverse transactions. Other transactions were entered into to hedge the exchange risk on capital employed in some Group companies.

As of June 30, 2004, there were outstanding interest rate swaps for a figurative value of 340,000 thousand euro and 1 billion yen.

"Guarantees" include the guarantees given to secure the payment by Bencom S.r.l. of lease instalments due to third parties for use of the assets of a retailer located in Foggia, 2,786 thousand euro, and for the structural finishing and furnishing of the Padua store, 2,520 thousand euro.

At the end of the year, the Parent Company issued a guarantee on behalf of Benetton Retail (1988) Ltd. for any damages that might occur during the refurbishing of a building in London.

"Sale commitments" relate to the option to sell a business in Cesena, exercised on July 15, 2004, and preliminary agreements to sell certain real estate in Spain to third parties.

Purchase commitments relate to plant and machinery and construction works at a plant in Tunisia.

Comments on the principal

statement of income items

Value of production

    Revenues from sales and services
	1st half	1st half
(thousands of euro)	2004	2003
Sales of core products	815,588	933,668
Miscellaneous sales	22,732	18,840
Royalty income	6,627	6,801
Miscellaneous revenues	7,832	9,882
Total	852,779	969,191

Sales of core products are stated net of unconditional discounts.

Miscellaneous sales mainly arise from the sale of sports equipment produced for third parties by a Group company.

Miscellaneous revenues principally derive from the provision of services, such as processing on behalf of third parties, expense reimbursements, etc.

    Revenues by geographic area and business category
			The				Other
(thousands of euro)	Europe	%	Americas	%	Asia	%	areas	%	Total
Casual	647,550	88.5	36,857	98.7	73,082	90.5	1,071	33.9	758,560
Sportswear and equipment	32,824	4.5	168	0.5	2,110	2.6	-	-	35,102
Manufacturing and others	51,161	7.0	304	0.8	5,568	6.9	2,084	66.1	59,117
Total revenues 1st half 2004	731,535	100.0	37,329	100.0	80,760	100.0	3,155	100.0	852,779
Total revenues 1st half 2003	794,083	-	74,031	-	96,462	-	4,615	-	969,191

    Net sales of core products, by product category
	1st half	1st half
(thousands of euro)	2004	2003
Casual wear, accessories and casual footwear	739,152	764,548
Sportswear	22,380	19,337
In-line skates and skateboards	474	57,673
Racquets	-	21,088
Ski boots	473	5,046
Sports footwear	-	4,506
Skis and snowboards	190	1,453
Fabrics and yarns	52,919	60,017
Total	815,588	933,668

As for the trend in sales by product category, please refer to the breakdown provided in the Directors' report

    Net sales of core products, by brand
	1st half	1st half
(thousands of euro)	2004	2003
United Colors of Benetton	598,510	609,147
Sisley	140,642	155,454
Nordica	662	6,551
Rollerblade	474	57,154
Prince	-	26,722
Killer Loop	6,015	7,421
Playlife	16,366	11,202
Others	52,919	60,017
Total	815,588	933,668

    The item "United Colors of Benetton" includes the amount of 213,448 thousand euro (203,985 thousand euro in the first half of 2003) relating to the label "Ucb Bambino", and the amount of 3,083 thousand euro (4,393 thousand euro in the first half of 2003) relating to the label "The Hip Site".

    Other revenues and income
	1st half	1st half
(thousands of euro)	2004	2003
Reimbursements and compensation payments	2,092	2,087
Rentals	19,933	21,066
Gains on disposals of fixed assets	2,270	1,800
Other operating income	4,477	2,058
Total	28,772	27,011

The item "Rentals " mainly refers to income from premises to be used for the sale of Benetton-label products.

Production costs

    Raw materials, other materials, consumables and goods for resale
	1st half	1st half
(thousands of euro)	2004	2003
Raw materials, semi-manufactured and finished goods	226,095	252,746
Other materials	2,090	1,263
Sundry purchases advertising and promotion	337	569
Other purchases	6,146	7,183
(Discounts and rebates)	(35)	(13)
Total	234,633	261,748

    External services
	1st half	1st half
(thousands of euro)	2004	2003
Subcontract work	190,067	191,326
Distribution and transport	14,496	14,942
Sales commission	38,677	42,907
Advertising and promotion	27,186	37,282
Other services	49,777	51,472
Emoluments to directors and statutory auditors	3,369	3,079
Total	323,572	341,008

The decrease in sales commission and advertising and promotion costs was largely due to the absence of costs relating to the business sold.

Other services include power costs, 12,368 thousand euro, maintenance costs, 5,765 thousand euro, consultancy and other fees, 24,758 thousand euro, insurance premiums 2,228 thousand euro and personnel travel expenses, 4,658 thousand euro.

    Leases and rentals

Leases and rentals, 42,949 thousand euro, mainly relate to rentals paid of 38,175 thousand euro.

    Payroll and related costs

These costs are already analyzed in the statements of income. Personnel are analyzed below, by category:
			Average
	06.30.2004	12.31.2003	of the period
Managers	108	109	109
White collars	3,363	3,315	3,339
Workers	2,683	2,654	2,668
Part-time	880	871	876
Total	7,034	6,949	6,992

    Amortization, depreciation and writedowns

    Amortization of intangible fixed assets
	1st half	1st half
(thousands of euro)	2004	2003
Amortization of start-up and expansion expenses	1,724	1,677
Amortization of industrial patents
and intellectual property rights	234	508
Amortization of licenses, trademarks and similar rights	1,958	2,439
Amortization of goodwill	4,768	4,454
Amortization of consolidation differences	574	756
Amortization of costs for the purchase
and development of software	3,042	3,394
Amortization of leasehold improvements	5,677	5,365
Amortization of other charges	1,625	2,464
Total	19,602	21,057

    Depreciation of tangible fixed assets
	1st half	1st half
(thousands of euro)	2004	2003
Depreciation of real estate	8,193	8,518
Depreciation of plant and machinery	11,073	11,845
Depreciation of equipment	327	535
Depreciation of other assets	9,695	9,670
Depreciation of assets acquired under finance leases	338	239
Total	29,626	30,807

    Other writedowns of fixed assets. This item, at 6,245 thousand euro, mainly includes the adjustment to current market value of certain intangible fixed assets.

    Writedowns of current accounts receivable and of liquid funds. This item, amounting to 9,985 thousand euro, concerns the provision for doubtful accounts that was made for prudence sake; for more information see the note on current accounts receivable.

    Provisions to risk reserves

During the period, 2,382 thousand euro was allocated to the reserve for contingencies, 970 thousand euro to the agents' leaving indemnity reserve and about 23 thousand euro to the taxation reserve. For further details, refer to "Reserves for risks and charges" in the comments on liabilities.

    Other provisions

"Other provisions" were discussed earlier in relation to the balance sheet provisions.

    Other operating costs
	1st half	1st half
(thousands of euro)	2004	2003
Indirect taxation	4,494	3,390
Losses on disposal of fixed assets	2,314	536
Losses on receivables	136	1,043
Other general expenses	6,917	7,550
Total	13,861	12,519

    "Losses on disposal of fixed assets" mainly arose on the disposal of tangible fixed assets by a manufacturing company.

Other general expenses include charges, for an amount of 1,564 thousand euro, incurred during the first half of the year for returns and discounts relating to sales made in the prior year.

Financial income and expenses

    Income from equity investments

This caption, 29 thousand euro, relates to dividends distributed by other firms.

    Other financial income
	1st half	1st half
(thousands of euro)	2004	2003
From receivables held as financial fixed assets from other companies	381	1,206
From securities included among current assets
not representing equity investments	365	519

Financial income other than the above:
- interest income from subsidiary companies	25	42
- interest income from trade and other financial receivables	109	198
- interest income from banks	2,463	1,133
- miscellaneous financial income and income from derivatives	8,210	13,361
- exchange gains and income from currency management	-	-
Total other than the above	10,807	14,734

Total	11,553	16,459

"Miscellaneous financial income and income from derivatives" includes:

- positive differentials on "interest rate swaps" and "forward rate agreements" for 3,643 thousand euro (7,360 thousand euro in the first half of 2003);

- income from "currency swaps" and "forward contracts" for 4,567 thousand euro (6,001 thousand euro in the first half of 2003).

    Interest and other financial expenses
	1st half	1st half
(thousands of euro)	2004	2003
Interest expenses on bonds	3,985	5,033
Interest expenses on bank current accounts	185	185
Interest expenses on advances against receivables	240	591
Interest expenses on short-term loans	219	159
Interest expenses on long-term bank loans	5,833	8,494
Interest expenses on loans from other financial companies	418	564
Miscellaneous financial expenses and expenses on derivatives	14,270	21,066
Exchange losses and charges from currency management	-	-
Total	25,150	36,092

    Miscellaneous financial expenses and expenses from derivatives mainly includes:

- negative differentials on "interest rate swaps" and "forward rate agreements", 7,973 thousand euro (13,142 thousand euro in the first half of 2003);

- charges on "currency swaps" and "forward contracts", 3,531 thousand euro (4,329 thousand euro in the first half of 2003);

- discounts allowed on the early settlement of trade receivables, 2,058 thousand euro (2,680 thousand euro in the first half of 2003);

- bank charges and commissions of 448 thousand euro (671 thousand euro in the first half of 2003).

    Exchange gains/(losses)
	1st half	1st half
(thousands of euro)	2004	2003	Change
Exchange gains	36,063	98,082	(62,019)
Exchange losses	(34,947)	(88,096)	53,149
Total	1,116	9,986	(8,870)

The changes introduced by the reform of company law (Decree 6 of January 17, 2003, and subsequent amendments and additions) have been implemented with regard to exchange gains and losses. This resulted in the net exchange gains for the period ended June 30, 2004, about 1,116 thousand euro, being reported on one line of the statement of income. The comparative net exchange gain recorded in the first half of 2003, 9,986 thousand euro, was previously reported as other financial income of 98,082 thousand euro and, with regard to the exchange losses, as interest and other financial charges of 88,096 thousand euro. Exchange differences mainly arise on collections from foreign customers and payments to vendors, from currency hedging transactions, and from the renegotiation of contracts for the forward sale of currency. This caption also includes the exchange differences arising on the translation of foreign currency receivables and payables using the period-end rates of exchange.

Extraordinary income and expenses

    Extraordinary income
	1st half	1st half
(thousands of euro)	2004	2003
Gains on disposal of fixed assets	965	-

Other income:
- out-of-period income	3,969	2,403
- other extraordinary income	1,194	2,378
Total other income	5,163	4,781

Total	6,128	4,781

The capital gains on disposal of fixed assets were realized by foreign real estate management companies.

Out-of-period income reflects the recovery of a receivable that was written off in prior years, the cancellation of payables, and other income relating to prior years.

    Extraordinary expenses
	1st half	1st half
(thousands of euro)	2004	2003
Losses on disposal of fixed assets	174	907
Taxes relating to prior years	322	11,137
Other expenses	9,366	5,954
Total	9,862	17,998

In the first half of 2003, "taxes relating to prior years" included the cost of accepting the tax amnesty governed by Law 289 of December 27, 2002 and subsequent amendments.

Other charges include: donations, out-of-period expense, charges associated with the restructuring of the retail network and such costs as indemnities paid to third parties and redundancy incentives.

    Income taxes

    The tax liability for the period amounts to 23,072 thousand euro, of which 16,825 thousand euro relates to Italian companies.

This balance also includes deferred tax income and expenses, as analyzed below:
1st half
(thousands of euro)	2004
Deferred tax income:
- reversal of intercompany profits	1,125
- tax loss for the period	(11,860)
- writedowns of equity investments	5,654
- provisions for losses and contingencies	(3,751)
- return of taxation deriving from the different basis used for the
depreciation and amortization of tangible and intangible fixed assets	6,425
- tax losses carried forward	141
- others	(581)
Total deferred tax income	(2,847)

Deferred tax expenses:
- reversal/return of excess depreciation and
application of lease accounting methodology	(613)
- capital gains	(1,394)
- others	62
Total deferred tax expenses	(1,945)

Net deferred tax (income)/expenses	(4,792)

Appendices

These appendices present information not contained in the notes to the consolidated financial statements; they form an integral part of such notes and comprise:

    Consolidated balance sheet reclassified according to financial criteria;

    Consolidated statements of income reclassified to cost of sales;

    Companies and groups included within the consolidation area as of June 30, 2004.

Balance sheets	Assets	06.30.2004	12.31.2003	06.30.2003
reclassified according to	Current assets
financial criteria	Cash and banks	213,338	324,835	227,620
(thousands of euro)	Marketable securities	27,583	27,289	26,996
	Differentials on forward transactions	3,647	10,000	5,755
	Financial receivables	9,217	7,298	49,968
		253,785	369,422	310,339
	Accounts receivable
	Trade receivables	865,720	848,508	901,744
	Other receivables	302,377	297,220	171,470
	less - Allowance for doubtful accounts	(96,474)	(95,870)	(75,437)
		1,071,623	1,049,858	997,777

	Assets due to be sold	-	8,088	9,315
	Inventories	253,336	233,736	257,544
	Accrued income and prepaid expenses	18,877	15,842	26,629
		272,213	257,666	293,488
	Total current assets	1,597,621	1,676,946	1,601,604

	Investments and other non-current assets
	Equity investments	17,880	20,514	16,965
	Securities held as fixed assets	-	9	10
	Guarantee deposits	16,964	15,832	14,842
	Financial receivables	33,368	30,615	33,793
	Other non-current receivables	8,523	8,662	8,561
	Total investments and other non-current assets	76,735	75,632	74,171

	Tangible fixed assets
	Real estate	655,931	641,966	623,954
	Plant, machinery and equipment	336,074	327,409	338,216
	Office furniture, furnishings and electronic equipment	107,219	100,269	94,159
	Vehicles and aircraft	22,652	22,817	36,487
	Construction in progress and advances for tangible fixed assets	9,510	17,019	14,931
	Finance leases	13,316	13,913	14,347
	less - Accumulated depreciation	(431,326)	(409,553)	(403,691)
	Total tangible fixed assets	713,376	713,840	718,403

	Intangible fixed assets
	Licenses, trademarks and industrial patents	26,583	28,225	27,365
	Deferred charges	182,864	202,800	212,023
	Total intangible fixed assets	209,447	231,025	239,388

	TOTAL ASSETS	2,597,179	2,697,443	2,633,566

Liabilities and Shareholders' equity	06.30.2004	12.31.2003	06.30.2003
Current liabilities
Bank loans	21,175	33,879	30,137
Short-term loans	3,414	1,339	1,568
Current portion of long-term loans	1,078	1,567	52,817
Current portion of lease financing	5,881	4,977	4,703
Accounts payable	347,583	331,563	350,318
Other payables, accrued expenses and deferred income	99,758	91,364	129,278
Reserve for income taxes	34,444	126,514	5,186
Total current liabilities	513,333	591,203	574,007

Long-term liabilities
Bonds	300,000	300,000	300,000
Long-term loans,
net of current portion	501,648	502,269	503,101
Other long-term liabilities	626	3,330	8,302
Lease financing	20,783	21,834	22,906
Reserve for employee termination indemnities	49,968	49,774	50,258
Other reserves	31,410	42,373	43,261
Total long-term liabilities	904,435	919,580	927,828

Minority interests in consolidated subsidiaries	4,813	12,799	14,433

Shareholders' equity
Share capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058	22,058
Other reserves and retained earnings	801,868	762,986	762,987
Translation differences	(8,558)	(11,657)	(10,835)
Net income for the period	66,630	107,874	50,488
Total Shareholders' equity	1,174,598	1,173,861	1,117,298

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,597,179	2,697,443	2,633,566

Statements		1st half	1st half	Year
of income reclassified		2004	2003	2003
to cost of sales	Revenues	852,779	969,191	1,858,983
(thousands of euro)
	Cost of sales
	Material and net change in inventories	225,754	277,408	528,315
	Payroll and related costs	46,535	49,172	90,786
	Subcontract work	175,318	191,880	364,291
	Industrial depreciation	11,273	12,631	24,075
	Other manufacturing costs	21,156	22,845	41,731
		480,036	553,936	1,049,198

	Gross operating income	372,743	415,255	809,785

	Selling, general and administrative expenses
	Payroll and related cost	61,121	63,455	121,424
	Distribution and transport	14,584	15,088	31,687
	Sales commissions	38,686	42,911	82,622
	Advertising and promotion	28,030	42,927	69,477
	Depreciation and amortization	37,955	39,036	79,178
	Other expenses	81,415	82,287	193,818
		261,791	285,704	578,206

	Income from operations	110,952	129,551	231,579

	Other income/(expenses)
	Foreign currency gain/(loss), net	1,116	9,986	9,652
	Interest income	11,535	16,359	28,780
	Interest expenses	(23,135)	(33,400)	(60,213)
	Other income /(expenses), net	(11,399)	(27,096)	(44,480)
		(21,883)	(34,151)	(66,261)

	Income before taxes
	and minority interests	89,069	95,400	165,318

	Income taxes	23,072	44,281	56,399

	Income before minority interests	65,997	51,119	108,919

	Minority interests (gain)/loss	633	(631)	(1,045)

	Net income	66,630	50,488	107,874

Companies and groups included				Share	Group
within the consolidation area	Name of the company	Location	Currency	capital	interest
as of June 30, 2004	Companies and groups consolidated on a line-by-line basis:

	Parent Company
	Benetton Group S.p.A.	Ponzano Veneto (Tv)	Eur	236,026,454.30

	Italian subsidiaries
	Benfin S.p.A.	Ponzano Veneto (Tv)	Eur	47,988,000	100.000%
	_ Olimpias group	Ponzano Veneto (Tv)	Eur	10,000,000	100.000%
	_ Benair S.p.A.	Ponzano Veneto (Tv)	Eur	1,548,000	100.000%
	Bencom S.r.l.	Ponzano Veneto (Tv)	Eur	150,000,000	100.000%
	_ I.M.I. Italian Marketing International S.r.l.	Ponzano Veneto (Tv)	Eur	90,000	100.000%
	Società Investimenti
	e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Eur	36,150,000	100.000%
	_ Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Eur	10,516,456	100.000%
	Fabrica S.p.A.	Ponzano Veneto (Tv)	Eur	4,128,000	100.000%
	_ Colors Magazine S.r.l.	Ponzano Veneto (Tv)	Eur	1,549,370.69	100.000%
	Benind S.p.A.	Ponzano Veneto (Tv)	Eur	26,000,000	100.000%
	Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Eur	5,100,000	100.000%
	Bentec S.p.A.	Ponzano Veneto (Tv)	Eur	12,900,000	100.000%

	Foreign subsidiaries
	Benetton USA Corp.	Wilmington	Usd	73,654,000	100.000%
	Benetton Retail International S.A.	Luxembourg	Eur	10,000,000	100.000%
	_ Benetton Retail Belgique S.A.	Bruxelles	Eur	9,500,000	100.000%
	_ Benetton Retail Deutschland GmbH	München	Eur	2,000,000	100.000%
	_ New Ben GmbH	Frankfurt	Eur	1,000,000	51.000%
	_ Benetton Retail (1988) Ltd.	London	Gbp	56,800,000	100.000%
	_ Benetton Retail Ungheria Kft.	Nagykallo	Huf	50,000,000	100.000%
	_ Benetton Retail Spain S.L.	Castellbisbal	Eur	10,180,300	100.000%
	_ Benetton 2 Retail Comércio
	de Produtos Têxteis S.A.	Maia	Eur	500,000	100.000%
	_ Benetton Retail France S.A.S.	Paris	Eur	12,213,336	100.000%
	Benetton Deutschland GmbH	München	Eur	2,812,200	100.000%
	Benetton International N.V. S.A.	Amsterdam	Eur	92,759,000	100.000%
	_ Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
	_ Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	160,000,000	100.000%
	_ Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%

			Share	Group
Name of the company	Location	Currency	capital	interest
_ Benetton Manufacturing Holding N.V.	Amsterdam	Eur	225,000	100.000%
_ Benetton Croatia d.o.o.	Osijek	Hrk	2,000,000	100.000%
_ Benetton Sportsystem Taiwan Ltd.	Taichung	Twd	10,000,000	100.000%
_ Benetton Manufacturing Tunisia S.à r.l.	Sahline	Tnd	350,000	100.000%
_ Benetton Textil - Confeccao de Texteis S.A.	Maia	Eur	100,000	100.000%
_ DCM Benetton India Ltd.	New Delhi	Inr	109,241,000	50.000%
_ Benetton (Far East) Ltd.	Hong Kong	Hkd	51,000,000	100.000%
_ United Colors of Benetton do Brasil Ltda.	Curitiba	Brl	74,981,578	100.000%
_ Benetton Austria GmbH	Salzburg	Eur	3,270,277.54	100.000%
_ Benetton Trading USA Inc.	Princeton	Usd	379,148,000	100.000%
_ Benetton Asia Pacific Ltd.	Hong Kong	Hkd	41,400,000	100.000%
_ Benetton Finance S.A.	Luxembourg	Eur	181,905,390	100.000%
_ Lairb Property Ltd.	Dublin	Eur	260,000	100.000%
_ Benetton Società di Servizi S.A.	Lugano	Chf	80,000,000	100.000%
_ United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
_ Benetton Tunisia S.à r.l.	Sahline	Tnd	303,900	100.000%
_ Benetton Trading S.à r.l.	Sahline	Tnd	20,000	100.000%
_ Benetton Ungheria Kft.	Nagykallo	Eur	89,190	100.000%
Benetton International Property N.V. S.A.	Amsterdam	Eur	17,608,000	100.000%
_ Benetton Real Estate International S.A.	Luxembourg	Eur	116,600,000	100.000%
_ Benetton Real Estate Austria GmbH	Wien	Eur	2,500,000	100.000%
_ Benetton France Trading S.à r.l.	Paris	Eur	99,495,711.60	100.000%
_ Benetton Realty France S.A.	Paris	Eur	94,900,125	100.000%
_ Benetton Realty Russia O.O.O.	Moscow	Rub	64,600,000	100.000%
_ Benetton Realty Portugal Imobiliaria S.A.	Maia	Eur	100,000	100.000%
_Benetton Realty Spain S.L.	Castellbisbal	Eur	15,270,450	100.000%
_ Benetton Textil Spain S.L.	Castellbisbal	Eur	150,250	100.000%
Benetton Australia Pty. Ltd.	Sydney	Aud	500,000	100.000%

Investments in subsidiaries companies carried at equity:
_ Benetton Slovakia s.r.o.	Dolny Kubin	Svk	135,000,000	100.000%
_ Benetton Argentina S.A.	Buenos Aires	Arp	500,000	100.000%

Investments in subsidiaries and associated companies carried at cost:
_ Consorzio Generazione
Forme - Co.Ge.F.	S. Mauro Torinese (To)	Eur	15,492	33.333%

Auditors' review report To the Shareholders of Benetton Group S.p.A.

on the interim financial

information for the six months

ended June 30, 2004

We have reviewed the accompanying interim financial information for the six months ended June 30, 2004 of Benetton Group S.p.A. which consist of the accounting schedules (balance sheet and income statement) and notes, both for the parent company only and consolidated.

We have also read the other parts of the report containing information on the results of operations with the sole purpose of verifying the consistency thereof with the interim financial information and notes.

Our review was carried out in accordance with the Italian auditing standards recommended by Consob, the Italian Stock Exchange Commission, under Resolution n. 10867 of July 31, 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting principles have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded some audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with Italian auditing standards. Accordingly, unlike our reports on the financial statements, both statutory and consolidated, as of December 31, 2003, we do not express an audit opinion on the interim financial information.

As far as comparable data for the parent company only and consolidated financial statements for the year ended December 31, 2003 is concerned, reference should be made to our reports issued on March 31, 2004. For the prior year interim financial information reference is made to our review report issued on September 11, 2003.

Based on our review, we are not aware of any material modifications that should be made to the interim financial information mentioned in the first paragraph above in order for it to be in conformity with the criteria provided by Consob regulations for the preparation of the interim financial information for the six months, approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications and integrations.

DELOITTE & TOUCHE S.p.A.

Fausto Zanon

Partner

Treviso, Italy

September 09, 2004

The six-month report has been translated into English from the original version in Italian. It has been prepared in accordance with the Consob regulation related to interim reports, interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.